THIS DOCUMENT IS A COPY OF THE AMENDMENT TO SCHEDULE 13D FILED ON JUNE 13, 1996
                PURSUANT TO RULE 201 TEMPORARY HARDSHIP EXEMPTION


                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                           (Amendment No.   9  )*
                                          -----


                             EXTECH Corporation
                              (Name of Issuer)

                                Common Stock
                       (Title of Class of Securities)

                                302234 10 9
                               (CUSIP Number)


                    Fred S. Skolnik, Esq. (516) 296-7000
                     Certilman Balin Adler & Hyman, LLP
                  90 Merrick Avenue, East Meadow, NY 11554
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                June 3, 1996
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box [   ].

Check the following box if a fee is being paid with the statement [   ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP No. 302234 10 9

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of above person
     Morton L. Certilman

2.   Check the appropriate box if a member of a group  (a) [ X ]
                                                       (b) [   ]


3.   SEC Use Only


4.   Source of Funds
     PF

5.   Check box if disclosure of legal proceedings is required pursuant to
     items 2(d) or 2(e)  [   ]


6.   Citizenship or Place of Organization
     United States

Number of Shares    7.   Sole Voting Power
Beneficially Owned       911,893
By Each Reporting
Person With         ----------------------------------------------
                    8.   Shared Voting Power
                         -0-

                    ----------------------------------------------
                    9.   Sole Dispositive Power
                         911,893

                    ----------------------------------------------
                    10.  Shared Dispositive Power
                         -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     911,893


12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares



13.  Percent of Class Represented by Amount in Row (11)
     16.3%


14.  Type of Reporting Person
     IN

                                SCHEDULE 13D

CUSIP No. 302234 10 9

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of above person
     Jay M. Haft

2.   Check the appropriate box if a member of a group  (a) [ X ]
                                                       (b) [   ]

3.   SEC Use Only


4.   Source of Funds
     PF

5.   Check box if disclosure of legal proceedings is required pursuant to
     items 2(d) or 2(e)  [   ]


6.   Citizenship or Place of Organization
     United States

Number of Shares    7.   Sole Voting Power
Beneficially Owned       910,393
By Each Reporting
Person With         ----------------------------------------------
                    8.   Shared Voting Power
                         -0-

                    ----------------------------------------------
                    9.   Sole Dispositive Power
                         910,393

                    ----------------------------------------------
                    10.  Shared Dispositive Power
                         -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     910,393

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)
     16.3%

14.  Type of Reporting Person
     IN

ITEM 1.  SECURITY AND ISSUER.
         -------------------

          This statement amends and supplements the Schedule 13D dated December 16, 1988 (the "Schedule 13D"), as previously amended by Amendments No. 1 through 8 dated January 12, 1989, April 11, 1989, April 12, 1989, April 21, 1989, September 27, 1989, February 27, 1992, March 22, 1994, and
October 11, 1994, respectively, filed by Morton L. Certilman and Jay M. Haft relating to the Common Stock, par value $.01 per share, of EXTECH Corporation ("EXTECH"), a Delaware corporation ("EXTECH Common Stock").
The address of the principal executive offices of EXTECH is 90 Merrick Avenue, East Meadow, New York 11554.

ITEM 2.   IDENTITY AND BACKGROUND.
          -----------------------

          (a) This statement is being filed as a joint statement by Messrs. Certilman and Haft. Messrs. Certilman and Haft may be deemed a group for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

          (b) Mr. Certilman's business address is 90 Merrick Avenue, East Meadow, New York 11554. Mr. Haft's business address is 201 S. Biscayne Blvd., Suite 3000, Miami, Florida 33131

          (c) Mr. Certilman is a practicing attorney and a member of the law firm of Certilman Balin Adler & Hyman, LLP, 90 Merrick Avenue, East Meadow, New York 11554. Mr. Haft is a practicing attorney and serves as counsel to the law firm of Parker Duryee Rosoff & Haft, 529 Fifth Avenue, New York, New York 10017.

          (d) Neither Mr. Certilman nor Mr. Haft has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Neither Mr. Certilman nor Mr. Haft has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Messrs. Certilman and Haft are citizens of the United States of America.

          (g) Each of Messrs. Certilman and Haft is responsible for the completeness and accuracy of the respective information concerning such person contained in this statement, and is not responsible for the completeness or accuracy of the information concerning the other, unless he knows or has reason to believe that such information is inaccurate.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------

          The funds for the purchase reported in this Amendment No. 9 to the Schedule 13D on the part of Mr. Certilman, as well as all other purchases previously reported (except as indicated below), were provided from his personal funds; 360,000 of the total of 700,000 shares of EXTECH Common Stock reported on this Amendment No. 9 were purchased out of his retirement trust fund for an aggregate of $90,000.

          The funds for the purchase reported in this Amendment No. 9 to the Schedule 13D on the part of Mr. Haft, as well as all other purchases previously reported (except as indicated below), were provided from his personal funds.

          Amendment No. 4 to the Schedule 13D amended Item 3 of the
Schedule 13D by insertion of the following as a new last paragraph:

          The Filing Persons have financed their respective privately negotiated purchases of 47,303 and 47,302 shares of Executive House Common Stock on April 21, 1989 by the delivery of their respective promissory notes to the seller (Mr. Louis Kanne), paid on October 13, 1989, and secured by a pledge of the shares purchased.

ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

          Pursuant to a Subscription Agreement, dated as of June 3, 1996, EXTECH sold an aggregate of 3,200,000 shares of EXTECH Common Stock, at a price of $.25 per share, as follows:

          Morton L. Certilman             700,000 (including
                                                  360,000 by his
                                                  retirement trust)
          Jay M. Haft                     700,000
          Sterling Foster Holding
          Corp.                         1,800,000

          The EXTECH Common Shares have been acquired by Messrs. Certilman and Haft for investment and neither of the reporting persons has any specific plans to acquire additional amounts of, or to dispose of, securities of EXTECH. As a result of their ownership of such shares, and their offices as President and Chairman of the Board, respectively, Messrs. Certilman and Haft may be deemed to have substantial influence over the affairs and management of EXTECH. However, neither Mr. Certilman nor Mr. Haft has any definitive plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of Schedule 13D. Notwithstanding the foregoing, the acquisition of the EXTECH Common Stock was made with the understanding that the proceeds from the sale of the EXTECH Common Stock may be used by EXTECH in connection with the acquisition and/or operation of one or more sports franchises and/or related sports equipment companies.

          Amendment No. 5 to the Schedule 13D amended Item 4 of the
Schedule 13D by insertion of the following as a new last paragraph:

          Pursuant to an Agreement dated September 25, 1989 (the "Agreement"), between and among Executive House, Carl Devoe, Keith Stern, Robert Dangoia and Albert Rubens (collectively, the "Current Directors"), and Jay M. Haft ("Haft") and Morton L. Certilman ("Certilman"), at a special meeting of the Board of Directors of Executive House (the "Board of Directors"), to be convened within three (3) business days following October 9, 1989, each of the Current Directors other than Keith Stern will resign as Directors of Executive House and, simultaneously therewith, Haft and Certilman will be elected as Directors of Executive House. After their election to the Board of Directors of Executive House, Haft and Certilman intend to cause Leon Lapidus ("Lapidus"), a designee of Haft and Certilman, to be elected to the Board of Directors. Upon the consummation of such election and resignations, as contemplated by the Agreement, Haft, Certilman and Lapidus will comprise three of the then four members of the Board of Directors, and Keith Stern, one of the Current Directors, will continue as the fourth member of the Board of Directors (these four individuals are hereinafter collectively referred to as the "Designated Directors"). Haft and Certilman at present have no other agreements or understandings to expand, contract or otherwise change the composition of the Board of Directors following their election thereto.

          As soon as practicable following their election to the Board of Directors, the Designated Directors intend to appoint
     Certilman, Haft, Lapidus and Andrew Hulsh to the offices of Chairman, President, Treasurer and Secretary, respectively, of Executive House.

          Haft and Certilman intend to actively pursue acquisitions or other business opportunities on behalf of Executive House. However, neither Haft nor Certilman presently have any specific plans or understanding to cause Executive House to make any specific acquisition or any merger or consolidation, partial or complete liquidation of Executive House, and dividend declaration by Executive House, any tender offer for shares of Common Stock, the sale by Executive House of all or substantially all of its assets or any other extraordinary transaction of Executive House out of the ordinary course of its business.

          Amendment No. 4 to the Schedule 13D amended Item 4 of the
Schedule 13D by insertion of the following as a new last paragraph:

          The 129,605 shares of Executive House Common Stock purchased by the Filing Persons on April 12 and April 21, 1989 constitute the shares the Filing Persons were negotiating or planning to purchase at the time of the filing of Amendment No. 2 to the statement on Schedule 13D.

          Amendment No. 2 to the Schedule 13D amended and restated Item 4 of the Schedule 13D in its entirety as follows:

          The Filing Persons regard Executive House Common Stock as an attractive investment at the prices prevailing to date on the open market.

          The Filing Persons have previously met, on separate occasions, with management of Executive House regarding the prospects of Executive House, and their investment in Executive House.

          The Filing Persons believe that attractive investment possibilities may be available to Executive House following its receipt of approximately $2,500,000 as its share of the proceeds of dissolution of the South-Executive Associates Partnership. The Filing Persons are not presently aware of any specific possibilities. If they become aware of specific possibilities, they presently intend to inform Executive House management as to them.

          The Filing Persons recently requested a seat on the Board of Directors of Executive House. Management of Executive House has not yet responded to that request. The Filing Persons expect to have additional discussions with management of Executive House.

          The Filing Persons presently intend to purchase additional shares of Executive House Common Stock. Such purchases may be on the open market or in privately negotiated transactions. The Filing Persons presently are negotiating or planning the purchase of an approximate additional 130,000 shares of Common Stock.

          Based on continuing evaluation of Executive House Common Stock, alternative investment opportunities and all other factors deemed relevant, the Filing Persons may, assuming the availability of additional shares at prices regarded as acceptable, elect to acquire additional shares of Executive House Common Stock for investment on the open market or in privately negotiated transactions, or may elect to sell some or all of their Executive House shares, in each case subject to applicable legal requirements.

          Except as described above, the Filing Persons presently have no plans or proposals which relate to or would result in any of the matters described in items 4(a) through (j) of Schedule 13D. The Filing Persons have no present plans to make a tender offer or propose a merger of similar transaction with respect to Executive House.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
          ------------------------------------

          As of the date of this Amendment No. 9 to the Schedule 13D, Mr. Certilman has direct beneficial ownership of 911,893 shares of EXTECH Common Stock (or approximately 16.3% of the outstanding shares of EXTECH Common Stock).

          As of the date of this Amendment No. 9 to the Schedule 13D, Mr. Haft has direct beneficial ownership of 910,393 shares of EXTECH Common Stock (or approximately 16.3% of the outstanding shares of EXTECH Common Stock).

          In view of their intention to consult with each other with respect to the acquisition, voting and disposition of their respective shares of EXTECH Common Stock, Messrs. Certilman and Haft may be deemed a group. Accordingly, as of the date of this Amendment No. 9 to the Schedule 13D, the group of Messrs. Certilman and Haft beneficially owns 1,822,286 shares of EXTECH Common Stock. Such amount represents approximately 32.6% of the outstanding shares of EXTECH Common Stock. However, each of Messrs. Certilman and Haft independently makes his own decisions with respect to the acquisition, voting and disposition of EXTECH Common Stock directly owned by him. Further, neither Mr. Certilman nor Mr. Haft has any economic interest in the EXTECH Common Stock directly owned by the other.

          All transactions in shares of EXTECH Common Stock that were effected by Messrs. Certilman and Haft since the filing of Amendment No. 8 to the Schedule 13D are as follows:

                                              Number of     Price
Identity          Date of                     Shares of      Per
of Person       Transaction   Transaction    Common Stock   Share
- ---------       -----------   -----------    ------------   -----

Mr. Certilman     6/3/96      Purchase*        700,000**     $.25
Mr. Haft          6/3/96      Purchase*        700,000       $.25



_________________
 * Privately negotiated purchase.
** Includes 360,000 shares purchased by Mr. Certilman's retirement trust.

          Amendment No. 8 to the Schedule 13D reported all transactions in shares of EXTECH Common Stock that were effected by Messrs. Certilman and Haft since the filing of Amendment No. 7 to the Schedule 13D as follows:

                                              Number of     Price
Identity          Date of                     Shares of      Per
of Person       Transaction   Transaction    Common Stock   Share
- ---------       -----------   -----------    ------------   -----

Mr. Certilman    10/11/94     Expiration        250,000     $1.50
                              of Option
Mr. Haft         10/11/94     Expiration        250,000     $1.50
                              of Option

          Amendment No. 7 to the Schedule 13D reported all transactions in shares of EXTECH Common Stock that were effected by Messrs. Certilman and Haft since the filing of Amendment No. 6 to the Schedule 13D as follows:

                                              Number of     Price
Identity          Date of                     Shares of      Per
of Person       Transaction   Transaction    Common Stock   Share
- ---------       -----------   -----------    ------------   -----

Mr. Certilman    11/27/93     Expiration        100,000      $1.00
                              of Option
Mr. Haft         11/27/93     Expiration        100,000      $1.00
                              of Option

          Amendment No. 6 to the Schedule 13D reported all transactions in shares of EXTECH Common Stock that were effected by Messrs. Certilman and Haft since the filing of Amendment No. 5 to the Schedule 13D as follows:

                                                     Amount of       Price
Identity            Date of                         Securities        Per
of Person         Transaction      Transaction       Involved        Share
- ---------         -----------      -----------      ----------       -----

Mr. Certilman     10/12/89         Acquisition        250,000       $1.50
                                   of Option1
Mr. Haft          10/12/89         Acquisition        250,000        1.50
                                   of Option1
Mr. Certilman      1/17/90         Purchase2            8,750        1.25
Mr. Haft           1/17/90         Purchase2            8,750        1.25
Mr. Certilman      5/17/90         Purchase3            3,750        1.12
Mr. Haft           5/17/90         Purchase3            3,750        1.12
Mr. Certilman     11/27/90         Acquisition        100,000        1.00
                                   of Warrant4
Mr. Haft          11/27/90         Acquisition        100,000        1.00
                                   of Warrant4
Mr. Certilman     11/27/90         Acquisition of      50,000        1.00
                                   Convertible
                                   Promissory Note5
Mr. Haft          11/27/90         Acquisition of      50,000        1.00
                                   Convertible
                                   Promissory Note5
Mr. Certilman      5/23/91         Purchase2            5,000         .4375
Mr. Haft           5/23/91         Purchase2            5,000         .4375
Mr. Certilman     10/17/91         Purchase2            5,000         .50
Mr. Haft          10/17/91         Purchase2            5,000         .50

          Amendment No. 4 to the Schedule 13D amended and restated Item 5 of the Schedule 13D in its entirety as follows:

          As of April 21, 1989, Mr. Certilman has direct beneficial ownership of 189,393 shares of Executive House Common Stock (or approximately 9.20% of the outstanding shares). Other than the privately negotiated purchases of 5,000 shares on March 31, 1989, 18,750 shares on April 11, 1989 and 47,303 shares on April 21, 1989, all purchases of Executive House Common Stock by Mr. Certilman were made in open market transactions effected through brokers.




- --------------------

     1 Exercisable in full from date of acquisition until October
11, 1994.

     2 Privately negotiated purchase.

     3 Open market purchase.

     4 Exercisable in full from date of acquisition until November 27, 1993.

     5 Note repaid in full in June 1991.

          As of April 21, 1989, Mr. Haft has direct beneficial ownership of 187,893 shares of Executive House Common Stock (or approximately 9.13% of the outstanding shares). Other than the privately negotiated purchases of 5,000 shares on March 31, 1989, 18,750 shares on April 11, 1989 and 47,302 shares on April 21, 1989, all purchases of Executive House Common Stock by Mr. Haft were made in open market transactions effected through brokers. The March 31 and April 11 purchases were effected by Mr. Haft on behalf of the Filing Persons.

          As a consequence of the intention of the Filing Persons to consult with each other with respect to the holding and voting of Executive House Common Stock directly owned by each, each Filing Person, under the rules and regulations governing the filing of statements on Schedule 13D, may be deemed a beneficial owner of the shares of Executive House Common Stock directly owned by the other. However, each Filing Person independently makes his own decisions with respect to the purchase, holding and voting of the Executive House Common Stock directly owned by the other Filing Person.

          Attached as Exhibit 1 to Amendment No. 4 of the Schedule 13D is the following List of Purchases by the Filing Persons of Executive House Common Stock:

                     List of Purchases of Common Stock
                     ---------------------------------

 Date of                                Number of      Price Per
Transaction         Purchaser            Shares          Share
- -----------         ---------           ---------      ---------

3/31/89        Morton L. Certilman        5,000         $1.50
3/31/89        Jay M. Haft                5,000         $1.50
4/11/89        Morton L. Certilman       18,750         $1.50
4/11/89        Jay M. Haft               18,750         $1.50
4/12/89        Morton L. Certilman       17,500         $1.4375
4/12/89        Jay M. Haft               17,500         $1.4375
4/21/89        Morton L. Certilman       47,303         $1.50
4/21/89        Jay M. Haft               47,302         $1.50

          Amendment No. 1 of the Schedule 13D amended and restated the following List of Purchases by the Filing Persons of Executive House Common Stock in the past 60 days:

                     List of Purchases of Common Stock
                     ---------------------------------

  Date of                            Number         Price
Transaction       Purchaser        of Shares      Per Share
- -----------       ---------        ---------      ---------

 12/07/88       Mr. Certilman        10,000        $1.50
 12/07/88       Mr. Certilman        40,000         1.625
 12/07/88       Mr. Haft             10,000         1.50
 12/07/88       Mr. Haft             40,000         1.625
 12/12/88       Mr. Certilman         9,000         1.6875
 12/12/88       Mr. Haft              9,000         1.6875
 12/14/88       Mr. Certilman         7,500         1.6875
 12/14/88       Mr. Haft              7,500         1.6875
 12/16/88       Mr. Certilman         4,000         1.625
 12/16/88       Mr. Haft              4,000         1.625
 01/05/89       Mr. Certilman        12,000         1.5625
 01/05/89       Mr. Haft             12,000         1.5625
 01/09/89       Mr. Certilman        10,000         1.5625
 01/09/89       Mr. Haft             10,000         1.5625

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
          -------------------------------------------------------------
          RESPECT TO SECURITIES OF THE ISSUER.
          -----------------------------------

          Messrs. Certilman and Haft have an understanding to consult with each other with respect to the acquisition, voting and disposition of EXTECH Common Stock as described in Item 5.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          --------------------------------

          (1) Subscription Agreement, dated June 3, 1996, among EXTECH, Messrs. Certilman and Haft and Sterling Foster Holding Corp.

                                 SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 12, 1996

                                   /s/
                                   -------------------------------
                                   Morton L. Certilman


                                   /s/
                                   -------------------------------
                                   Jay M. Haft